

April 3, 2026

Juno Sarvikas
Chief Executive Officer
INSEEGO CORP.
9710 Scranton Road, Suite 200
San Diego, California 92121

> **Re: INSEEGO CORP.**
> **Registration Statement on Form S-3**
> **Filed March 30, 2026**
> **File No. 333-294745**

Dear Juno Sarvikas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing